

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2024

John Keeler
Chief Executive Officer
Blue Star Foods Corp.
3000 NW 109th Avenue
Miami, FL 33172

      **Re: Blue Star Foods Corp.**
          **Amendment No. 1 to Registration Statement on Form S-1**
          **Filed January 12, 2024**
          **File No. 333-275955**

Dear John Keeler:

      We have reviewed your amended registration statement and have the following comment(s).

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 2, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed January 12, 2024

General

1. We note your revised disclosure on the cover page indicating that each selling stockholder "is or may be" deemed to be an underwriter. Please revise to clearly state that ClearThink Capital Partners, LLC is an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Please revise the Plan of Distribution section accordingly.

Director Compensation, page 67

2. Despite your response to prior comment 5, it does not appear that director compensation has been updated to reflect the year ended December 31, 2023. Accordingly, we reissue our comment.

<u>Exhibits</u>

3.     Please file the legal opinion listed as Exhibit 5.1 with the next amendment to your registration statement.

     Please contact Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc:     Cassie Olson